UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Masimo Corporation

File No. 1-33642 - CF#23234

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Masimo Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 4, 2009.

Based on representations by Masimo Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through September 30, 2015
Exhibit 10.28	through February 28, 2011
Exhibit 10.29	through February 28, 2011
Exhibit 10.30	through February 28, 2011
Exhibit 10.33	through December 31, 2009
Exhibit 10.35	through December 31, 2009
Exhibit 10.37	through December 31, 2009
Exhibit 10.38	through December 31, 2009
Exhibit 10.39	through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay E. Ingram
Special Counsel